Exhibit 99.1

Stratasys Board of Directors Unanimously Rejects the Nano Dimension Revised Unsolicited Proposal of $20.05 Per Share

Proposal Substantially Undervalues Stratasys in Light of the Company’s Prospects and Is Not in the Best Interests of Stratasys and its Shareholders

Nano Dimension’s Authority to Make and Follow Through on an Acquisition Proposal Remains in Question

MINNEAPOLIS & REHOVOT, Israel – April 13, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors has unanimously rejected the revised unsolicited proposal received from Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano”) on April 3, 2023 to acquire Stratasys for $20.05 per share in cash.

Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, the Stratasys Board of Directors carefully reviewed and evaluated the revised proposal. Following its review, the Stratasys Board concluded that Nano’s proposal continues to substantially undervalue Stratasys in light of its standalone prospects and is not in the best interests of Stratasys and its shareholders.

Additionally, the general composition and legitimacy of Nano’s board and management, and authority to submit and follow through on a bona fide acquisition proposal, remain unclear due to Nano’s pending court litigation with its largest shareholder, Murchinson Ltd. Murchinson requisitioned a meeting of Nano shareholders to, among other things, remove Nano CEO Mr. Yoav Stern and three other Nano directors and elect two new directors, with the goal of “reporting out to shareholders within 60 days of new directors being seated a cohesive strategy for enhancing value.” Murchinson announced that the Nano shareholder meeting was held on March 20, 2023, and that all of the changes regarding the composition of Nano’s board, including the removal of Mr. Stern, were approved by 92% of the Nano shares voting. Murchinson, Nano and Mr. Stern are now involved in litigation as to who in fact is currently leading Nano. Thus, Nano’s revised proposal, in addition to substantially undervaluing Stratasys, is subject to significant uncertainty as to the composition, leadership and decision-making authority of Nano’s board.

In this regard, the Stratasys Board and management team are concerned that a take-over proposal while Nano’s authority is unclear legally and subject to a court ruling would expose Stratasys, its shareholders and other stakeholders to the harmful spillover effects of what, in Stratasys’ judgment, is an unprecedented and confusing situation.

The Stratasys Board and management team are committed to enhancing shareholder value and continue to successfully execute on the company growth strategy, taking steps to achieve that objective.

J.P. Morgan is acting as financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. For a discussion of some of the risks and important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements, see the discussion in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Form 20-F for the fiscal year ended December 31, 2022.

Important Additional Information

This news release is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. If Nano or one of its affiliates commences a tender offer for Stratasys ordinary shares, Stratasys will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Stratasys SHAREHOLDERS are advised to read Stratasys’ Solicitation/Recommendation Statement on Schedule 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION if and when THEY become available BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER because THEY will contain important information. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Stratasys in connection with any tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, CCO / VP Investor Relations, or by calling +972-74-745-4029.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

OR

Israel Media

Motti Scherf

motti@scherfcom.com

+972527202700